  [WFAF Letterhead]

February 26, 2010

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:       Wells Fargo Funds Trust

            Registration Nos. 333-74295; 811-09253 (the “Registrant”)

            Post-Effective Amendment No. 145 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

In response to your comments received by telephone on February 4, 2010 to the Registrant’s Form N-1A filing made on December 21, 2009 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) to comply with the requirements of the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998; IC-28584; File No.S7-28-07), please note the following responses, beginning with global comments to the forms of Fund Summaries, followed by Fund-specific comments (organized by fund group):

GLOBAL COMMENTS TO FUND SUMMARIES

Summary Prospectus

Comment:       You asked that we provide in this letter the introductory language that we will include at the beginning of a stand-alone summary prospectus.

Response:      The language that we will include at the beginning of a standalone summary prospectus is as follows: “Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s prospectus and other information about the Fund online at www.wellsfargo.com/advantagefunds.  You can also get this information at no cost by calling 1-800-222-8222 or by sending an e-mail request to wfaf@wellsfargo.com.  The current prospectus (“Prospectus”) and statement of additional information (“SAI”) dated [__________], along with the Report of Independent Registered Public Accounting Firm and the Fund’s audited financial statement included in the Fund’s most recent annual report dated [    ], are incorporated by reference into this summary prospectus.  The Fund’s SAI and annual report may be obtained, free of charge, in the same manner as the Prospectus.”

Prospectus—Table of Contents

Comment:       You asked that we remove the two paragraphs on the page following the table of contents and, if appropriate, to include the two paragraphs, to state them only after the end of the Fund Summaries section.

Response:      We have conformed the language as you requested.

Prospectus—Fund Summaries

Comment:       You asked that we remove the following sentences from the introductory paragraph to the “Fees and Expenses” section of the summary prospectus:  “These tables do not reflect the charges that may be imposed in connection with an account through which you hold Fund shares.  A broker-dealer or financial institution maintaining an account through which you hold Fund shares may charge separate account, service, or transaction fees on the purchase or sale of Fund shares that would be in addition to the fees and expenses shown here.”

Response:      We have conformed the language as you requested.

Comment:       You asked that we remove the following footnotes to the Fee and Expense table: (i) “Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% contingent deferred sales charge if they are redeemed within eighteen months of purchase,” and (ii) “Includes expenses payable to affiliates of Wells Fargo & Company” as these footnotes are not expressly required or permitted by Form N-1A.

Response:      We have removed these footnotes as requested.

Comment:       You asked that we revise the last caption in the last line of the Fee and Expense table as suggested in Instruction 3(e) to Item 3 of Form N-1A by renaming the caption “Total Annual Fund Operating Expenses After Fee Waiver”.

Response:      We have revised the caption as requested.

Comment:       You asked that where a footnote to the Fee and Expense table stating that “[e]xpenses have been adjusted from amounts incurred during the Fund’s most recent fiscal year to reflect current fees and expenses” is included in compliance with Instruction 3(d)(ii)(B) to Item 3 of Form N-1A, we supplementally explain to the Staff the basis for the adjustment described in the footnote.

Response:      For relevant Funds, the gross expense ratio shown in the Financial Highlights section may be adjusted upwards to show higher total annual fund operating expenses in the Fee and Expense table.  The purpose of this adjustment is to reflect the full gross expenses that the Fund is expected to bear in the current fiscal year based on the expense rates specified in its contractual arrangements. For example, actual expenses for shareholder servicing fees incurred by the Fund in its last fiscal year may be lower than its contractual rate (0.25%) because unused portions of the shareholder servicing fees may be returned to a Fund on a non-recurring basis.  Other minor variances between the total annual fund operating expense ratios shown in the Fee and Expense table and those shown in the Financial Highlights are attributable to decimal rounding in the component expense line items in the table (e.g., management fee, other expenses) that, when aggregated in the total gross expense ratio line item, may differ slightly from that shown in the Financial Highlights; in such cases, no footnote to the fee table will be included.

Comment:       Under the “Example of Expenses” table, you asked that we strike the wording “you reinvest all distributions (to which sales charges do not apply)” and that we add the phrase “although your actual costs may be higher or lower” to the end of the sentence.

Response:      We have conformed the language as you requested.

Comment:       In the discussion of the Fund’s principal risks required by Item 4 of Form N-1A, you requested that we delete the cross-reference in the last sentence of the section which states “See “Description of Principal Investment Risks” beginning on page [xx] of the Prospectus for a detailed discussion of these and additional factors you should carefully consider before deciding to invest in the Fund.”

Response:      We have deleted the cross-reference as requested.

Comment:       In the introductory paragraph to the Performance section, we indicate that the information presented shows how the Fund has performed and “illustrates the variability of the Fund’s returns over time.  You have asked us to substitute the term “risk” for “variability.”

Response:      While we acknowledge that the word substitution as suggested by your comment might underscore potential risk in an investment in the Fund with respect to the Fund’s returns, we respectfully decline to adopt your suggestion as we believe that the specific use of the term “variability” in this context corresponds to the language used in Item 4(b)(2)(i) of Form N-1A, where it states that the Fund must provide a brief explanation of how the information illustrates the variability of the Fund’s returns.

Comment:       You requested that we amend the introductory paragraph to the Performance section to delete the cross-reference in the third sentence of the section.

Response:      We have deleted the cross-reference as requested.

Comment:       You requested that we remove the footnote to the tables in the Performance section identifying the inception date of share classes and, if appropriate, include them adjacent to the relevant share classes identified in the captions of the performance tables.

Response:      We have removed the footnote as requested and moved the information to the captions of the performance tables.

Comment:       You asked that we convert the disclosure found in the footnote to the Average Annual Total Return table concerning after-tax returns to paragraph form.

Response:      We have conformed the language as you requested.

Comment:       In the Fund Management section, immediately following the first table, you requested that we delete the cross-reference to the “Organization and Management of the Funds – Investment Adviser and Portfolio Managers.”

Response:      We have deleted the cross-reference as requested.

Comment:       You have asked that we remove the cross-reference in the center column of the table in the section “Summary of Other Important Information Regarding Fund Shares Transaction Policies” which cross references the section “How to Sell Shares.”

Response:      We have removed the cross reference as requested.

Comment:       In the section entitled “Summary of Other Important Information Regarding Fund Shares Transaction Policies,” you suggested that we remove the center column since the information in that column regarding the sale of Fund shares is included in the third column.

Response:      We have removed the column as requested.

Comment:       In the section entitled “Summary of Other Important Information Regarding Fund Shares Transaction Policies” in the prospectuses for Class A, Class B and Class C shares, immediately following the table, you requested that we delete all sentences following the first sentence in the paragraph, as none of this language is required by Form N-1A or the Instructions to Form N-1A.

Response:      We have deleted the language as requested.

Comment:       In the Tax Information section, you requested that we delete the cross-reference.

Response:      We have deleted the cross-reference as requested.

FUND-SPECIFIC COMMENTS—SMALL-MID CAP FUNDS

Comment:       For certain Funds that invest in mid-capitalization companies, such as the C&B Mid Cap Value Fund, the “Principal Investment Strategies” section of the Prospectus defines mid-capitalization companies as those companies with market capitalizations as low as $500 million, whereas the lower capitalization range of other Funds, such as the Mid Cap Disciplined Fund and the Opportunity Fund, defines mid-capitalization companies as those companies with market capitalizations as low as $829 million.  Please explain to us the basis for treating companies with market capitalizations of $500 million and $829 million, respectively, as mid-capitalization companies.

Response:      Rule 35d-1 does not purport to define “mid-capitalization” by setting a particular market capitalization range or floor.  The Registrant believes that each of the referenced Funds has the discretion to define the term “mid-capitalization” so long as the Fund discloses to shareholders the definition it intends to employ.  The C&B Mid Cap Value Fund’s investment adviser has determined to use a custom capitalization range that was designed by the Fund’s portfolio managers to be specific to that Fund, with the result that the C&B Mid Cap Value Fund defines “mid-capitalization” using a market cap floor that was set lower than that of the Russell Mid Cap Index, which it believes provides a reasonable measure of capitalization for the purposes of the Fund’s investment strategies.  The investment adviser for the Mid Cap Disciplined Fund and the Opportunity Fund has also determined that the market capitalization range of the Russell Mid Cap Index provides a reasonable measure of “mid-capitalization” for the purposes of those Funds’ investment strategies. At May 31, 2009 , the market capitalization of companies comprising the Russell Mid Cap Index ranged from $829 million to $12.2 billion.

Comment:       In the section entitled “Principal Investment Risks” for the C&B Mid Cap Value Fund, you suggest that the inclusion of “Counter-Party Risk” in the list of principal investment risks for the Fund is not appropriate.

Response:      We continue to include the reference to Counter-Party Risk as a principal investment risk for the C&B Mid Cap Value Fund, as the Fund has invested, and continues to be able to invest, in certain securities which may present a Counter-Party Risk (including the Fund’s use of derivatives).

Comment:       In the section entitled “Principal Investment Risks” for the C&B Small Cap Value Fund as well as other Funds, you suggest that the inclusion of “Liquidity Risk” in the list of principal investment risks for the Fund is not appropriate.

Response:      We will continue to include the reference to Liquidity Risk as a principal investment risk for the C&B Small Cap Value Fund, as the Fund has invested, and continues to be able to invest in certain securities which may present a Liquidity Risk.

Comment:       For the Common Stock Fund, the “Principal Investment Strategies” portion of the Fund Summaries section of the Prospectus does not discuss that the Fund invests in foreign and domestic securities.  Please modify the Principal Investment Strategy section accordingly.

Response:      We have included a reference to investments in both foreign and domestic securities by the Common Stock Fund in its Principal Investment Strategies.

Comment:       For the Discovery Fund and the Enterprise Fund, please explain the reasons for including Active Trading Risk as a risk.

Response:      We include Active Trading Risk for those Funds that may actively trade their portfolio securities.  A Fund’s portfolio turnover rate calculated for its most recent fiscal period is an indicator of how much a Fund bought and sold its securities during that period.  We note that the portfolio turnover rate for the Discovery Fund and the Enterprise Fund for their most recent fiscal periods are 221% and 203%, respectively.  Accordingly, we believe that Active Trading Risk should be included for these Funds.  .

Comment:       For the Enterprise Fund and the Mid Cap Disciplined Fund, with respect to the definition of medium capitalization companies, you disclose the largest capitalization a company may have, but not the lowest.  Please revise to set forth a capitalization range.

Response:      We have revised the language in the Principal Investment Strategies descriptions for the Enterprise Fund and the Mid Cap Disciplined Fund to disclose that each Fund defines “medium capitalization companies” as those with market capitalizations within the capitalization range of the Russell Midcap Index.  This change was recently approved by the Funds’ Board of Trustees.  As of May 30, 2009, the capitalization range for the Russell Mid Cap Index was from $829 million to $12.2 billion.

Comment:       For the Mid Cap Disciplined Fund, the Opportunity Fund, the Small Cap Disciplined Fund, and the Small Cap Value Fund, you requested that we explain why we have included  “Currency Hedging Risk” in the list of Principal Investment Risks when the Principal Investment Strategies section indicates that the Funds invest in foreign securities through ADRs, which generally do not require the use or hedging of foreign currencies.

Response:      We have removed the reference to the “Currency Hedging Risk” for the Mid Cap Disciplined, Small Cap Disciplined, and the Opportunity Funds, as we are in agreement that these Funds do not engage in activities that would present such risk.  However, the Small Cap Value Fund does engage in certain currency hedging activities, and thus, inclusion of the risk is appropriate.

Comment:       For the Small Cap Growth Fund, you would like to know whether the Principal Investment Strategies limit the Fund’s investments to domestic securities only, and what kinds of issuers issue the underlying securities in which the fund invests.

Response:      The Small Cap Growth Fund does not limit its investments to domestic securities only.  The Small Cap Growth Fund may invest up to 15% of its total assets in non-domestic securities, including ADRs.  However, the Fund’s investment in non-domestic securities is not part of its principal investment strategies and so is disclosed in the Fund’s SAI.  The kinds of issuers of the underlying securities in which the Fund invests are described in the Fund’s Principal Investment Strategies and are disclosed in the Schedule of Investments in the Fund’s annual report.

Comment:       For the Small/Mid Cap Value Fund, the comparative Index used is the Russell 2500 Index, which is the same index used for your Small Cap Value Fund.  Why is it appropriate to use the same benchmark index for a mid cap and a small cap fund?  Please explain.

Response:      Rule 35d-1 does not purport to define “small-capitalization” or “small-and medium capitalization” by setting a particular market capitalization range or floor.  The Registrant believes that each of the referenced Funds has discretion to define the terms “small-capitalization” and/or “small-and medium capitalization,” so long as the Fund discloses to shareholders the definition it intends to employ.  The same portfolio managers manage both Funds and wish to maintain the larger range under the Russell 2500 Index to maintain flexibility in their range of investments for the Small/Mid Cap Value Fund, which from time to time, invests in securities in a capitalization range that may be higher than that of the Small Cap Value Fund.  The investment adviser for the Small Mid Cap Value Fund and the Small Cap Value Fund has determined that the market capitalization of the Russell 2500 Index provides a reasonable measure of capitalization for both the Small/Mid Cap Value Fund and for the Small Cap Value Fund for the purposes of the Funds’ investment strategies.  At May 31, 2009, the market capitalization of the Companies comprising the Russell 2500 Index ranged from $78 million to $3.9 billion.

FUND-SPECIFIC COMMENTS—SMALL/MID CAP  FUNDS, ADMINISTRATOR , INVESTOR AND INSTITUTIONAL CLASS

Comment:       In the captions in the Shareholder Fees and Expenses Table for the Administrator Class, Investor Class, and Institutional Class, you include in parentheses “as a percentage of the offering price” even though no sales charges apply to the those   classes.  We suggest that you remove the parenthetical language.

Response:      We have removed the language as requested.

FUND-SPECIFIC COMMENTS—SPECIALTY FUNDS

Comment:       For the Specialized Financial Services Fund, you indicate that you invest principally in the securities of “financial services companies.”  While you give examples of financial services companies, we would like to see you set forth a clearer distinction between those companies that are “financial services companies” and those that are not, whether by offering a clearer definition, or offering a bright line test to distinguish between the two.

Response:      Pursuant to the requirements of Rule 35d-1, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes, if any) in equity securities of financial services companies.  The equity securities of companies included in the 80% basket are generally consistent with those that comprise the S&P Financial Index and which are the types of companies currently referenced in the Fund’s principal investment strategies, which we believe offers sufficient information regarding the investments in “financial services companies.”

Comment:       For the Specialized Financial Services Fund, we suggest that you institute an 80% policy in conformity with Rule 35d-1 of the Investment Company Act with respect to investment in equity securities of financial services companies.

Response:      The Fund currently has a policy stated in its prospectus to invest at least 80% of its net assets (plus borrowings for investment purposes, if any) in equity securities of financial services companies, which is consistent with the requirements of Rule 35d-1.

Comment:       “Counter-Party Risk” needs to be linked back to the Specialized Financial Services Fund’s principal investment strategies.

Response:      We have taken the opportunity to reassess the Fund’s intention to invest in instruments that will trigger counter-party risk and have determined that there is no future intention to invest in such instruments.  As a result, we will remove the relevant language from the Fund’s principal investment strategies and also remove counterparty risk as one of the Fund’s principal risks.

Comment:       For the Specialized Financial Services Fund, and the risk section describing the Financial Services Sector Risk, we would like you to identify and/or describe the types of adverse events that you contemplate could adversely affect the Fund.

Response:      We will add the following language as the last two sentences to the existing “Financial Services Sector Risk” description:

“Because financial services companies are subject to extensive government regulations, which can limit the types and amounts of loans and other commitments they make and the interest rates and fees they charge, their profitability can, as a result, be significantly impacted.  In the recent past, the financial services industries have experienced considerable financial distress, which has led to the implementation of government programs to ease that distress.”

Comment:       For the Specialized Technology Fund, please articulate in the summary prospectus the 80% policy that is captured in the statutory prospectus with respect to investments by the Fund in the securities of Technology Companies.

Response:      Pursuant to the requirements of Item 4(a) of Form N-1A, we have summarized in the summary prospectus how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the types or types of securities in which the Fund invests or will invest principally) and any policy to concentrate in securities of issuers in a particular industry or group of industries.  Although not represented numerically, we clearly summarize the Fund’s 80% policy by stating the following in the summary prospectus under the section entitled “Principal Investment Strategies”:

‘We invest principally in equity securities of global technology companies including common stocks and preferred stocks, warrants, convertible debt securities, ADRs (and similar investments), shares of other mutual funds, and shares of foreign companies traded and settled on U.S. exchanges and over-the-counter markets.’

*          *          *          *

In addition to the foregoing comments and responses, we bring your attention to the following additional changes, among others, that we intend to make to the registration statement from the initial filing pursuant to Rule 485(a) of the 1933 Act.

  At the end of the relevant Funds’ Fund Summary sections we would disclose, consistent with the recently filed supplements to the statutory prospectuses of those Funds, at the end of the Fund Management section, that:
    The Board of Trustees has approved the reorganization of the Fund into another Wells Fargo Advantage Fund, subject to the satisfaction of a number of conditions, including approval by Fund shareholders.

More detail concerning such matters would be provided in the Fund Management section of the Fund Summary.

  In addition, we would disclose in the Fund Summary sections (as well as elsewhere in the Prospectus where relevant), any prospective new names of Funds for which the Board has approved such a change and their planned effective date.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) of the 1933 Act on or around February 26, 2010 that responds to your comments. Please feel free to call me at (415) 947-4805 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Lawrence S. Hing

Senior Counsel